Exhibit 10.1

August 4, 2017

Mr. Mark. Salyer

11 Goldfinch Circle

Phoenixville, PA 19460

Dear Mark:

On behalf of Amarin Corporation plc (the “Company”), I am pleased to offer you employment in the role of the Company’s Chief Commercial Officer under the following terms.

1.    Position: Chief Commercial Officer is a new position for the Company with global responsibilities. While the primary position title is Chief Commercial Officer, the position is a full-time Senior Vice President level position as an officer of the Company. It is understood and agreed that, while you render services to the Company, you will not engage in any other employment, consulting or other business activities (whether full-time or part-time). Notwithstanding the foregoing, you may engage in religious, charitable, or other community activities so long as such services or activities do not interfere or conflict with your obligations to the Company. In addition to your role as Chief Commercial Officer of the Company, you acknowledge and agree that you may be required, without additional compensation, to perform duties for certain affiliated entities of the Company, including without limitation Amarin Pharma, Inc. (a wholly-owned U.S. incorporated subsidiary of Amarin Corporation plc), and to accept any reasonable office or position with any such affiliate as the Company’s Board of Directors may require, including, but not limited to, service as an officer or director of any such affiliate.

2.    Work Location: Your principal place of employment will be the Company’s U.S. headquarter offices which are currently located in Bedminster, New Jersey, subject to business travel requirements.

3.    Start Date: Unless otherwise agreed, your first day of employment will be September 11, 2017 or such earlier date as may be mutually determined.

4.    Salary: The Company will pay you a salary at the annual rate of $455,000 subject to periodic review and adjustment at the discretion of the Company. Historically compensation levels have been reviewed by the Company in the early part of each calendar year. Currently our policy is to make salary payments semi-monthly.

5.    Bonuses: In recognition of your mid-year departure from your current employer and anticipation of your broad contributions to The Company, you will be eligible to participate in the Company annual management incentive compensation program and be eligible for special bonus provisions as described below.

Under the Company’s management incentive compensation program, you will be eligible to earn annual performance bonuses. The Company will target the bonus of up to 40% of your salary for the year. The actual bonus is discretionary and will be subject to the Company’s assessment of your performance, as well as business conditions at the Company. The bonus also will be subject to your employment for the full period covered by the bonus, approval by and adjustment at the discretion of the Company’s Board of Directors or an authorized committee thereof, and the terms of any applicable bonus plan. The Company may also make adjustment in the targeted amount of your annual performance bonus. Any bonus awarded to you will be paid by March 15 of the year following the bonus year to which such bonus relates.

The Company will pay you a $60,000 sign-on bonus (less applicable taxes) on October 15, 2017. In order not to forfeit this bonus, you must not resign or be terminated for cause prior to October 1, 2018. Also, reflecting that your bonus award under the Company’s management incentive compensation program will be prorated in 2017 from your Start Date to the end of the calendar year and recognizing that you are foregoing a cash incentive award for the earlier portion of the year from your current employer, the Company agrees to supplement the prorated 2017 management incentive compensation award to you with a payment of $65,000 (less applicable taxes) to be paid by March 15, 2018. In order to be paid this supplemental award you must not resign or be terminated for cause prior to the date on which the award is paid.

6.    Relocation/Temporary Housing: You will relocate your principal address from Phoenixville, PA to a place that is within daily commuting distance of our offices in Bedminster, NJ no later than August 31, 2018. The time period between the Start Date and the actual relocation date shall be the “Pre-Relocation Period”. The Company will provide up to nine (9) months of reasonable temporary housing prior to your move. In addition, provided that you relocate your principal residence to the Bedminster area prior to the relocation deadline, upon written request and submission of appropriate receipts, the Company will reimburse you up to $40,000 (“Relocation Amount”) for reasonable expenses incurred in connection with your relocation. Appropriate supporting documentation (i.e. itemized receipts) must be submitted within 45 days after the expenses were incurred. In addition, to your reimbursement for Pre-Relocation and Relocation Expenses, you will be entitled to receive payments (the “Make-Whole Payments”) equity to thirty-five percent (35%) of that portion of moving costs that the Company determines is its reasonable judgment to be taxable to you as compensation in accordance with applicable law. If you resign from your employment at the Company before the one-year anniversary of the Start Date, you will be not entitled to, or must promptly repay the Company, as the case may be, for all Relocation Expenses and Make-Whole Payments provided that in the event you resign for Good Reason before the one year anniversary of the Start Date but following a Change of Control (defined below) the Repayment Obligation shall not apply.

7.    Benefits: You will be eligible to participate in the employee benefits and insurance programs generally made available to the Company’s full-time employees, including health, life, disability and dental insurance. You will be eligible for up to 18 days of paid time off or such other amount determined by the Company, which shall accrue and in other respects be administered in accordance with the Company’s policy from time to time. You will be reimbursed for all reasonable business expenses you incur while carrying out your duties on behalf of the Company; provided such reimbursement shall be conditioned on you following the Company’s reimbursement policies and claims procedure, including by providing reasonable documentation of such expenses.

8.    Stock Options: You will be eligible to participate in the Company’s stock option program, subject to approval by the Board of Directors. After you join the Company, we will recommend the grant to you of an option to purchase 700,000 ordinary shares of the Company.

Under current Company policy, the exercise price of your stock option will be equal to the closing price of the Company’s American Depository Shares (ADS) on The NASDAQ Stock Market at the close of the first trading day of the month following your Start Date. Vesting of such stock option will be scheduled over a four year period with 25% vesting after one year after your Start Date and the balance vesting monthly over the subsequent thirty-six months. In addition, subject to approval of the Board of Directors, you will be awarded cm the first trading day of the month next following your Start Date a performance based restricted stock unit (“PSU”) for 220,000 underlying ordinary shares. The vesting of this PSU award will be subject to milestones established for other direct reports to the Company’s Chief Executive Officer, including revenue growth milestones and continued employment requirements.

9.    Equity: The terms and conditions of your equity awards shall be set forth in a stock option and/or restricted stock agreements, as applicable, that are expected to substantially reflect the various terms and conditions of the Company’s 2011 Stock Plan as may be amended from time to time (collectively the “Equity Documents”) provided, and notwithstanding anything to the contrary in the Equity Documents, Section 10 of this Agreement shall control with respect to any of your equity interests that are unvested as of the Date of Termination, provided further, nothing herein shall be construed to be less favorable to you than the terms of the Equity Documents.

10.    At-will Employment, Accrued Obligations; Severance: Your employment is “at will” meaning you or the Company may terminate it at any time for any or no reason. In the event of the termination of your employment for any reason, the Company shall pay you the Accrued Obligations, defined as (1) your base salary through the date of termination, (2) an amount equal to the value of your accrued unused paid time off days, if any, and (3) the amount of any business expenses properly incurred by you on behalf of the Company prior to any such termination and not yet reimbursed, if any, within ten (10) days of the last day of your employment (“Date of Termination”). In addition to the Accrued Obligations, in the event the Company terminates your employment without Cause at any time, or during the twenty-four (24) month period that immediately follows a Change of Control (the ‘Post-Change in Control Period”) the Company terminates your employment without Cause or you terminate your employment for Good Reason (defined below), the Company shall provide you with the following termination benefits (the “Termination Benefits”), depending on the Date of Termination:

(i)	continuation of your base salary then in effect during the “Salary Continuation Period” which shall be either: (A) six (6) months from the Date of Termination, if the Company terminates your employment without Cause and the Date of Termination occurs at any time outside of the Post-Change in Control Period, or (B) twelve (12) months from the Date of Termination, if the Company terminates your employment without Cause or you terminate your employment for Good Reason and, in either case, the Date of Termination occurs during the Post-Change in Control Period. Solely for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, each Salary Continuation Payment during the Salary Continuation Period is considered a separate payment;

(ii)	continuation of group health plan benefits to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), with the cost of the regular premium for such benefits shared in the same relative proportion by the Company and you as in effect on the date of termination until the earlier of: (i) the end of the Salary Continuation Period, and (ii) the date you become eligible for health benefits through another employer or otherwise become ineligible for COBRA;

(iii)	if the Company terminates your employment without Cause or you terminate your employment for Good Reason and, in either case, the Date of Termination occurs during the Post-Change in Control Period, a lump sum cash payment equal to your target annual performance bonus for the year during which the Date of Termination occurs;

(iv)	if the Company terminates your employment without Cause and the Date of Termination occurs outside of the Post-Change in Control Period, six (6) months of accelerated vesting from the Date of Termination with respect to any of your then outstanding stock options, restricted stock units or other equity incentive awards (in each case, only to the extent subject to time-based vesting); and

(v)	if the Company terminates your employment without Cause or you terminate your employment for Good Reason and, in either case, the Date of Termination occurs during the Post-Change in Control Period, then outstanding stock options, restricted stock units or other equity incentive awards (whether or not subject to time based vesting) shall immediately vest in full effective upon the Date of Termination.

Notwithstanding anything to the contrary in this Agreement, you shall not be entitled to any Termination Benefits unless you first (i) enter into, do not revoke, and comply with the terms of a separation agreement in a form acceptable to the Company which shall include a release of claims against the Company and related persons and entities (the “Release”), provided that the Release shall not require you to release (a) claims to enforce your right to receive Termination Benefits; (b) claims for vested benefits pursuant to ERISA; (c) claims with respect to your vested equity rights as of the Date of Termination; (d) claims to enforce the Company’s obligation to indemnify you to the extent such indemnification obligations exist; and (e) claims which legally may not be waived; (ii) resign from any and all positions, including, without implication of limitation, as a director, trustee, and officer, that you then hold with the Company and any affiliate of the Company; and (iii) return all Company property and comply with any instructions related to deleting and purging duplicates of such Company property, in each case within the time period designated by the Company but in no event later than 60 days of the Date of Termination. The Salary Continuation Payments shall commence within 60 days after the Date of Termination and shall be made on the Company’s regular payroll dates; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the Salary Continuation Payments shall begin to be paid in the second calendar year. In the event you miss a regular payroll period between the Date of Termination and first Salary Continuation Payment, the first Salary Continuation Payment shall include a “catch up” payment. Notwithstanding the foregoing, if you breach any of the material provisions of this Agreement or the Nondisclosure Developments and Non-competition Agreement, in addition to all other rights and remedies, the Company shall have the right to terminate or cease payment of the Termination Benefits. For the avoidance of doubt, you shall not be entitled to the Termination Benefits in the event your employment ends due to your death or disability.

11.    Definitions: For purposes of this Agreement, the following terms shall have the following meanings:

“Cause” shall mean: (i) conduct by you constituting an act of material misconduct in connection with the performance of your duties, including, without limitation, misappropriation of funds or property of the Company other than the occasional, customary and de minimis use of Company property for personal purposes; (ii) the commission by you of (A) any felony; or (B) a misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) any conduct by you that would reasonably be expected to result in material injury or reputational harm to the Company or any of its subsidiaries and affiliates if you were retained; (iv) continued non-performance or continued unsatisfactory performance by you of your responsibilities as reasonably determined by the Company’s Board of Directors; (v) a breach by you of any of the material provisions of any agreement between you and the Company including, without limitation, any agreement relating to non-disclosure, non-competition or assignment of inventions; (vi) a material violation by you of any of the Company’s written policies or procedures provided that, other than in the case of noncurable events, you are provided with written notice and fifteen (15) days to cure.

The meaning of “Change of Control” shall be limited to the following events, but only to the extent such events constitute a “change in the ownership or effective control” of the Company or a “change in the ownership of a substantial portion of the Company’s assets” for purposes of Section 409A of the Code:

(i)	any person or company (either alone or together with any person or company acting in concert with him or it) (an “Acquiring Company”) obtaining Control of the Company,

(ii)	any person or company that Controls the Company becoming bound or entitled to acquire Shares under sections 974 to 991 of the UK Companies Act 2006,

(iii)	any court sanctioning a compromise or arrangement under section 899 of the UK Companies Act 2006,

(iv)	a resolution being tabled for the voluntary winding-up of the Company,

(v)	any Acquiring Company acquiring all or substantially all of the assets of the Company,

(vi)	any merger, reorganization, consolidation or other similar transaction pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the Company or any resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction,

(vii)	the sale of all or a majority of the Shares of the Company to an unrelated person, entity or group thereof acting in concert, or

(viii)	any other similar transaction which the Board determines should constitute a Change of Control for the purposes of the Plan.

“Control” means the ownership of more than fifty (50) percent of the issued share capital or other equity interest of the Company or the legal power to direct or cause the direction of the general management and policies of the Company.

“Good Reason” shall mean that you have complied with “Good Reason Process” (hereinafter defined) following the occurrence of any of the following Good Reason conditions that occur without your consent: (i) a material diminution of your base salary; (ii) a material diminution in your authority, duties or responsibilities; (iii) a material change in the principal location where you are required to provide services for the Company (not including business travel and short-term assignments); and/or (iv) a material breach by the Company of this Agreement. For purposes of this Agreement, “Good Reason Process” shall mean that: (x) you reasonably determine in good faith that a “Good Reason” condition has occurred; (y) you notify the Company in writing of the Good Reason condition within thirty (30) days of the first occurrence of such condition; (z) you cooperate in good faith with the Company’s efforts, for a period of thirty (30) days following such notice (the “Cure Period”), to remedy the condition; notwithstanding such efforts, the Good Reason condition continues to exist; and you terminate your employment within thirty (30) days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

12.    Section 280G Limitation: Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of you, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Code and the applicable regulations thereunder (the “Severance Payments11), would be subject to the excise tax imposed by Section 4999 of the Code, the following provisions shall apply:

(a)    If the Severance Payments, reduced by the sum of (1) the Excise Tax and (2) the total of the Federal, state, and local income and employment taxes payable by you on the amount of the Severance Payments which are in excess of the Threshold Amount, are greater than or equal to the Threshold Amount, you shall be entitled to the full benefits payable under this Agreement.

(b)    If the Threshold Amount is less than (x) the Severance Payments, but greater than (y)the Severance Payments reduced by the sum of (1) the Excise Tax and (2) the total of the Federal, state, and local income and employment taxes on the amount of the Severance Payments which are in excess of the Threshold Amount, then the Severance Payments shall be reduced (but not below zero) to the extent necessary so that the sum of all Severance Payments shall not exceed the Threshold Amount. In such event, the Severance Payments shall be reduced in the following order: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non-cash forms of benefits. To the extent any payment is to be made over time (e.g., in installments, etc.), then the payments shall be reduced in reverse chronological order.

(c)    For the purposes of this Section, ‘Threshold Amount” shall mean three times your “base amount” within the meaning of Section 280G(b)(3) of the Code and the regulations promulgated thereunder less one dollar ($1.00); and “Excise Tax” shall mean the excise tax imposed by Section 4999 of the Code, and any interest or penalties incurred by you with respect to such excise tax.

(d)    The determination as to which of the alternative provisions of this Section 12 shall apply to you shall be made by a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and you within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or you. For purposes of determining which of the alternative provisions of this Section 12 shall apply, you shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in the state and locality of your residence on the date of termination, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. Any determination by the Accounting Firm shall be binding upon the Company and you.

13.    Taxes; Section 409A: All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholdings and payroll taxes and other deductions required by law. You hereby acknowledge that the Company does not have a duty to design its compensation policies in a manner that minimizes tax liabilities. Anything in this Agreement to the contrary notwithstanding, if at the time of your separation from service within the meaning of Section 409A of the Code, the Company determines that you are a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that you become entitled to under this Agreement on account of your separation from service would be considered deferred compensation subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after your separation from service, or (B) your death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule.

All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by you during the time periods set forth in this Agreement. Alt reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the termination of this Agreement, then such payments or benefits shall be payable only upon your “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-l(h).

The parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

The Company makes no representation or warranty and shall have no liability to you or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

14.    Representation Regarding Other Obligations: This offer is conditioned on your representation that you are not subject to any confidentiality, non-competition agreement or any other similar type of restriction that may affect your ability to devote full time and attention to your work at the Company. If you have entered into any agreement that may restrict your activities on behalf of the Company, please provide me with a copy of the agreement as soon as possible.

15.    Other Terms: Your employment with the Company shall be on an at-will basis. In other words, you or the Company may terminate employment for any reason and at any time, with or without notice, subject to the Termination Benefits provisions herein. Similarly, the terms of employment outlined in this letter are subject to change at any time, if you have not already done so, you also will be required to sign the Company’s Nondisclosure Developments and Noncompetition Agreement as a condition of this letter agreement and your continued employment, the terms of which shall be incorporated by reference into this letter agreement. A copy of that letter agreement is enclosed. In addition, this letter agreement is contingent on the completion of references checks and a background investigation that are satisfactory to the Company (as determined by the Company) and your submission of satisfactory proof of your identity and your legal authorization to work in the United States and a satisfactory Company-paid initial-employment physical and drug screen, in each case to the extent not already completed.

16.    Interpretation, Amendment and Enforcement: This Agreement, including the Company’s Nondisclosure Developments and Non-competition Agreement and the Equity Documents, constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. The terms of this Agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this Agreement or arising out of, related to, or in any way connected with, this Agreement, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by the laws of the State of New Jersey, excluding laws relating to conflicts or choice of law. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in the State of New Jersey in connection with any Dispute or any claim related to any Dispute.

17.    Assignment: Neither you nor the Company may make any assignment of this Agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this Agreement without your consent to one of its Affiliates or to any person with whom the Company shall hereafter effect a reorganization, consolidate with, or merge into or to whom it transfers all or substantially all of its properties or assets. This Agreement shall inure to the benefit of and be binding upon you and the Company, and each of our respective successors, executors, administrators, heirs and permitted assigns.

We are excited about the opportunity to work with you at Amarin. If you have any questions about this information, please do not hesitate to call. Otherwise, please confirm your acceptance of this offer of employment by signing below and returning a copy to me. We are confident that with your background and skills, you will have an immediate positive impact on our organization.

Signed for and on behalf of;

AMARIN CORPORATION PLC

Signed:	/s/ John Thero

ACCEPTED:

Signed:	/s/ Mark Salyer
Name:	Mark Salyer